Exhibit 99.5

Joint NICE and Deloitte White Paper Paves the Way for Enterprise
Transformation into Robotic and Cognitive Automation

Trends focused paper bridges the gap between pace of cognitive and AI technology innovation and enterprise adoption, helping drive future readiness

Hoboken, N.J., August 15, 2018 – NICE (Nasdaq: NICE) today announced the availability of a new white paper with Deloitte Consulting, offering organizations practical guidance to effectively navigate the transition into Robotic and Cognitive Automation (R&CA), the future of Robotic Process Automation (RPA). The new white paper entitled “The Future of Operations – Moving Beyond Process Automation” is infused with practical insights and a simulated business case demonstrating a futuristic self-service banking scenario that utilizes a myriad of new generation cognitive tools to stay ahead. To download a complimentary copy of the white paper, please click here.

A valuable contribution to the world of business transformation and robotics, the paper addresses the fact that global organizations acknowledge the need to invest in process automation and cognitive tools, but lack the practical insights to deploy such technological transformations. Readers can get a holistic and rich perspective on how to practically assess and tackle the next technological revolution in artificial intelligence and cognitive automation. The paper also presents a unique, insightful, yet practical path towards tackling the upcoming cognitive wave, set to overlay and enhance robotic process automation, both strategically and practically.

NICE and Deloitte have been partnering globally to bring the value of cognitive automation to the market. This new white paper builds on the expertise of Deloitte's expansive global consulting experience and NICE's market leading, innovation in RPA geared by having over 500,000 robots in production and 500 deployments across a diverse range of industries world-wide.

Miki Migdal, President, NICE Enterprise Product Group, said “We believe that companies will need to harness and even, master R&CA to remain relevant and competitive in the very near future. The strategic and practical insights in this paper present a rich source of information to assist enterprises as they enter and navigate the robotic and cognitive automation world to advance their operational DNA. We're excited to collate our 15 years of expertise in robotic automation to help companies identify and adopt the right approach and techniques to get ahead and stay ahead in the experience revolution.”

Zohar Yami, Partner, Robotics & Cognitive Automation, Deloitte, said "A key and integral part of enabling organizations to succeed in their robotic and cognitive automation journeys, is the realization that R&CA is a transformation that needs to be managed at an organizational level rather than on an IT project level. We are confident that this whitepaper, co-created with NICE, will empower enterprises to manage this transformation both rapidly and effectively.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Deloitte
Deloitte is one of the world’s leading professional services firms, and its Robotics and Cognitive Automation (R&CA) offerings are integrated across Consulting, Advisory, Tax and Audit. Deloitte works with clients to develop outcome-based solutions that design how humans and machines work, make decisions and manage interactions together. Deloitte leverages a unique blend of business and technology acumen, process understanding and transformational thinking to find solutions tailored to clients’ strategic goals. Its R&CA practice represents more than 3,000 practitioners in all major markets, alongside a global footprint of 26 delivery centers, 27 Greenhouses, 5 Insight Studios and a network of global and regional Centers of Excellence dedicated to enabling and accelerating R&C project delivery of the highest quality.
www.deloitte.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

This white paper has been co-created by NICE and Brightman Almagor Zohar & Co. ("Deloitte Israel").

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.